SECURITIES AND EXCHANGE COMMISSION

JAN 29 2004

DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04002174

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/30/02 (MM/DD/YY) AND ENDING 11/28/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Favia — (212)902-1710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-12 and 17a-5

To the Partners of
Goldman Sachs Financial Markets, L.P.

In planning and performing our audit of the financial statements and supplemental schedule of Goldman Sachs Financial Markets, L.P. (the "Firm") for the year ended November 28, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-12(k) and 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-12(k), in the following:

1. Making the periodic computations of net capital under Rule 17a-12(a)(i) Appendix F; and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

PRICEWATERHOUSECOOPERS

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-12(k) and 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at November 28, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-12(k) and 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 26, 2004

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement
of
Financial Condition
as of November 28, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman Sachs Financial Markets, L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. (the "Firm") at November 28, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 26, 2004

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

STATEMENT of FINANCIAL CONDITION

For the year ended November 28, 2003
(in thousands)

Assets

Cash	$ 5,235
Receivable from clearing broker and affiliates	1,939,020
Receivables from customers	1,352,967
Securities purchased under agreements to resell	504,051
Financial instruments owned, at fair value	2,142,467
Financial instruments owned and pledged as collateral, at fair value	1,750,858
Total financial instruments owned, at fair value	3,893,325
	$ 7,694,598

Liabilities and Partners' Capital

Payable to clearing broker and affiliate	$ 6,355
Payables to customers	8,740
Securities loaned	2,368,575
Financial instruments sold, but not yet purchased, at fair value	4,777,434
Other liabilities and accrued expenses	21,259
	7,182,363
Guarantees	-
Subordinated borrowings	340,000
Partners' capital	172,235
	$ 7,694,598

The accompanying notes are an integral part of this financial statement.

Note 1. Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), a Securities and Exchange Commission registered U.S. broker-dealer, is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13, together with related cash management and portfolio management activities.

Note 2. Significant Accounting Policies

Basis of Presentation

These financial statements include the accounts of the firm and the results of transactions with affiliated entities, primarily securities and financing transactions.

These financial statements have been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions regarding the fair value of financial instruments and other matters that affect the financial statements and related disclosures. These estimates and assumptions are based on judgment and available information; consequently, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2003 refer to the firm's fiscal year ended or the dates, as the context requires, November 28, 2003.

Repurchase Agreements and Collateralized Financing Arrangements. Securities purchased under agreements to resell, principally U.S. government obligations, represent short-term collateralized financing transactions with affiliates and are carried in the statement of financial condition at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of FIN No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," are satisfied.

Securities loaned, all with affiliates, are recorded based on the amount of cash collateral advanced or received. The firm monitors the market value of securities loaned and delivers or obtains additional collateral as appropriate.

Financial Instruments. The statement of financial condition generally reflects purchases and sales of financial instruments on a trade-date basis.

"Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the statement of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Quoted market prices in active markets are the best evidence of fair value, and the firm uses them when available. If quoted market prices in active markets are not available, management's estimate of fair value is based on, if available, quoted prices or recent transactions in less active markets and/or prices of similar instruments.

If prices are not readily available either through quoted market prices in active markets or alternative pricing sources, or if liquidating a position is reasonably expected to affect market prices, fair value is based on valuation models or management's estimate, using the best information available, of an amount that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. The firm's valuation models consider, among other inputs, contractual and market prices, yield curves, credit, cash received or paid under credit support agreements, volatility factors, prepayment rates and/or correlations of the underlying positions.

The inputs used in the firm's valuation models are based on quoted market prices in active markets, if available, or, if not, from quoted market prices or recent transactions in less active markets, and prices of similar instruments. Where such information is not readily available, inputs are derived from other market data taking into account observable market movements that could reasonably be expected to affect the derived input. Different valuation models and assumptions could produce materially different estimates of fair value.

Where valuation models cannot be calibrated to current market transactions or the material inputs to those valuation models cannot be verified to observable market data, no upfront (day one) gain or loss on derivative contracts is recorded. This is in compliance with the FASB staff's view, expressed in Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," issued on November 22, 2002, that the last transaction price for a derivative contract is the best information available at the inception of a contract in the absence of other observable market data. (Prior to the issuance of EITF Issue No. 02-3 a day one gain or loss on a derivative contract was not recorded unless there was substantive evidence to support a change in value.)

While EITF Issue No. 02-3 applies only to the day one gain or loss on derivative contracts, the firm generally does not record a gain or loss at any time in a derivative life cycle unless there is substantive evidence to support a change in value.

In general, transfers of financial assets are accounted for as sales under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," when the firm has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements or collateralized financing arrangements.

Income Taxes

Deferred tax assets and liabilities, if any, are recognized for temporary differences between the financial reporting and tax bases of its assets and liabilities. Valuation allowances are established to reduce any resulting deferred tax assets to the amount that more likely than not will be realized. The firm elected to be treated as a corporation for tax purposes, and consequently, its earnings are subject to U.S. federal, state and local taxes. The firm's tax liabilities are presented as a component of "Other liabilities and accrued expenses" in the statement of financial condition. Substantially all of the November 2003 balance represented income taxes payable to Group Inc.

Note 3. Related Parties

Service Agreement

The firm entered into an agreement with Goldman, Sachs & Co. (GS&Co.), a U.S. regulated broker dealer and an affiliate, whereby GS&Co. provides all sales, marketing, and operational and administrative support services required by the firm to conduct its business as an OTC derivative dealer in exchange for a variable monthly fee.

Clearing Arrangements

"Receivables from clearing broker and affiliates" in the statement of financial condition includes $138 million related to margin for futures contracts posted with GS&Co and $1.8 billion resulting from a clearing arrangement with GS&Co whereby all listed options and equities held by the firm are cleared on the appropriate exchange by GS&Co.

Margin paid by Group Inc. on behalf of the firm

The firm entered into an agreement with GS&Co. and Group Inc., whereby Group Inc. would guaranty and meet the firm's margin requirement to GS&Co. as required under Regulation T. As of November 2003, Group Inc. posted approximately $3.2 billion of margin with GS&Co. on behalf of the firm. In the unlikely event that Group Inc. does not post the margin to GS&Co, the firm would need to post margin to GS&Co. This balance is not included in the statement of financial condition.

Subordinated Borrowings

As of November 2003, the Firm has borrowed $100 million from Group Inc. under a subordinated loan agreement, which matures on May 31, 2006. Amounts borrowed by the firm bear interest at a rate of LIBOR plus .75% per annum.

The Firm also has a $340 million revolving subordinated loan agreement with Group Inc., which matures on May 31, 2006. As of November 2003, $240 million was drawn down under this agreement. Amounts borrowed under this subordinated debt agreement bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

Securities Loaned and Securities Purchased under Agreements to Resell

As of November 2003, the firm had $2,368.5 million of securities loaned to GS&Co. The firm also has a balance of $504.1 million in a tri-party reverse repurchase agreement with an affiliate.

Note 4. Financial Instruments

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions, engage in proprietary transactions and meet financing objectives. These instruments can be either executed on an exchange, through an affiliate, or negotiated in the over-the-counter (OTC) market.

Transactions involving financial instruments sold, but not yet purchased, entail an obligation to purchase a financial instrument at a future date. The firm may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, including those pledged as collateral, at fair value, and financial instruments sold, but not yet purchased, at fair value (in thousands):

	As of November 2003	
	Assets	Liabilities
Equities	$ 2,319,958	$ 3,003,840
Derivative contracts	1,573,367	1,773,594
Total	$ 3,893,325	$ 4,777,434

Credit Concentrations

Credit concentrations may arise from trading and securities borrowing activities and may be impacted by changes in economic, industry or political factors. As of November 2003, the firm had two external counterparties with a combined current net exposure (fair value of financial instruments with such counterparties less any collateral received) of $610.4 million.

Derivative Activities

Derivative contracts are financial instruments, such as futures, forwards or options that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

Most of the firm's derivative transactions are entered into for trading purposes. The firm uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing

hedges in related securities or derivatives. For example, the firm may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract.

Derivative contracts are reported on a net-by-customer basis in the firm's statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below (in thousands):

	November 2003	
	Assets	Liabilities
Option contracts	$ 1,553,714	$ 1,770,577
Forward settlement contracts	$ 5,895	$ 2,780
Swap agreements	$ 13,758	$ 237
	$ 1,573,367	$ 1,773,594
Balances with affiliates, included above	$42,101	$ 2,762

Secured Borrowing and Lending Transactions

The firm obtains secured short-term financing principally through the use of repurchase agreements and securities lending agreements to obtain securities for settlement, to finance inventory positions and to meet customers' needs. In these transactions, the firm either provides or receives collateral, including government, federal agency, mortgage-backed and equity securities.

The firm receives collateral in connection with derivative transactions, customer margin loans and other secured lending activities. In many cases, the firm is permitted to sell or place securities as collateral. These securities may be used to enter into securities lending or derivative transactions, or cover short positions. As of November 2003, the fair value of securities received as collateral by the firm that it was permitted to sell or repledge was $2,136.7 million, of which $617.7 million was sold or repledged.

Note 5. Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN No. 45. Such derivative contracts include written equity put options. FIN No. 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The firm has concluded these conditions have been met for certain large, internationally active commercial banks and end users. Accordingly, the firm has not included such contracts in the table below.

The following table sets forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2003 (in millions):

	Carrying Value	Maximum Payout/Notional Amount by Period of Expiration[2] 2004	2005-2006	2007-2008	2009-Thereafter	Total
Derivatives [1] [3]	$ 317	$ 10,245	$ 238	$ 50	7	$ 10,540

(1) The carrying value of $317 million excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.

(2) Such amounts do not represent anticipated losses in connection with these contracts.

(3) Excludes derivative contracts with affiliates.

Note 6. Net Capital Requirements

The firm is a registered U.S. broker-dealer, which is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule," and has been granted permission by the Securities and Exchange Commission to compute its regulatory net capital in accordance with Appendix F of that rule. As of November 2003, the firm had regulatory net capital, as defined, of $276.3 million, which exceeded the amount required by $256.3 million.